SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 25, 2005, relating to the successful validation of the Registrant’s 0.13-micron chip using the ARM926EJ microprocessor core.

Exhibit 99.2:	Press announcement and press release, dated May 26, 2005, relating to a US$600 million loan facility secured by the Registrant’s Beijing subsidiary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: May 27, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 25, 2005, relating to the successful validation of the Registrant’s 0.13-micron chip using the ARM926EJ microprocessor core.

Exhibit 99.2:	Press announcement and press release, dated May 26, 2005, relating to a US$600 million loan facility secured by the Registrant’s Beijing subsidiary.

Exhibit 99.1

SMIC ARM926EJ Processor Chip Successfully Validated

(Shanghai, China, 2005-5-25)

Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI , HKSE: 981) announced today that its 0.13-micron chip using the ARM926EJTM microprocessor core and the associated Embedded Trace Macrocell TM (ETM9TM) on-chip debug peripheral have been successfully verified through ARM’s stringent qualification process. This achievement reflects the growing collaboration between SMIC and ARM (LSE:ARM; Nasdaq:ARMHY), enabling SMIC to deliver more advanced and comprehensive chip manufacturing solutions to its customers.

The ARM926EJ core features a Jazelle® technology-enhanced 32-bit RISC CPU with an instruction set that includes 16-bit fixed point DSP instructions to support ARM® Thumb® technology and Java bytecode execution. Working to enhance the performance of signal processing, the ARM926EJ core can be integrated in the circuit designs of chips used in communication and multimedia applications such as next-generation smart phones, PDAs, 3G baseband and application processors, digital still cameras, audio and video decoders, and automotive infotainment.

“As a proven and long-standing IP partner of SMIC, ARM provides vital design support and tools that facilitate SMIC’s ability to offer advanced design and manufacturing solutions,” said Paul Ouyang, Vice President of Design Services at SMIC. “The ARM926EJ processor delivers high-performance with low-power consumption. By using SMIC’s 0.13-micron process technology to qualify the ARM926EJ processor, SMIC is actively working to meet the demand for consumer applications in 0.13um technology. Looking ahead, we are eager to continue collaborating with ARM and to providing more design support to our customers worldwide.”

Jun Tan, President of ARM China said, “ARM’s partnership with SMIC, one of the most advanced foundries in the world, will strengthen the design and manufacturing support for our customers. ARM is dedicated to supporting companies in China in product design and development through the ARM Connected Community, which provides value-added services and reduces time-to-market for our partners.”

SMIC and ARM began working together on the ARM926EJ processor in 2004. The successful qualification of the ARM926EJ processor on SMIC’s 0.13 micron process will enable those fabless companies who have licensed the ARM926EJ Design Kit through the Foundry Program to tape out in SMIC with a silicon-proven Manufacturing Kit. SMIC has also qualified its 0.18-micron macrocells using ARM’s ARM7, ARM922T, and ETM9 cores . SMIC and ARM will continue leveraging both companies’ strengths to help customers accelerate their time-to-market and enhance their competitive edge.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com/.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC BEIJING SECURES FINANCING FOR EXPANSION

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced that its wholly-owned subsidiary, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), has entered into a US$600 million 5-year loan facility from a group of banks based in the People’s Republic of China.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as SMIC made the press release, reproduced below, on May 26, 2005.

Set out below is a copy of the press release made by SMIC on May 26, 2005.

BEIJING – May 26, 2005 – Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced that its wholly-owned subsidiary, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), has entered into a US$600 million 5-year loan facility from a group of banks based in the People’s Republic of China (the “Loan”). China Development Bank and China Construction Bank co-led the arrangement of the Loan with other participants which include Bank of China, Agricultural Bank of China, China Merchants Bank, HuaXia Bank, China MingSheng Bank, Bank of Communications, Bank of Beijing, Industrial and Commercial Bank of China (Asia) and CITIC Ka Wah Bank. The proceeds of the Loan will help to expand the capacity at SMIC’s three 300-mm fabs located in Beijing. SMIC will guarantee SMIC Beijing’s obligations under the Loan.

Dr. Richard R. Chang, Chief Executive Officer of SMIC, said, “We are pleased to receive the support of our Chinese banking partners to finance a portion of SMIC Beijing’s ongoing capital requirements for its expansion plans. We plan to fund our future expansion by both internally generated cashflow and additional loans to be obtained from financial institutions.”

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Beijing, PRC

26 May, 2005

*	for identification only.